UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-30982

IRSA Propiedades Comerciales S.A.

(Exact name of registrant as specified in its charter)

Carlos M. Della Paolera 261, 8th Floor (C1001ADA)

Ciudad Autónoma de Buenos Aires, Argentina

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares (ADSs), each representing four shares of Common Stock Nasdaq Stock Market

Common Stock, par value ARS 100.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☒

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 IRSA Inversiones y Representaciones Sociedad Anónima, successor by merger of IRSA Propiedades Comerciales S.A., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 1, 2022	By:	/s/ Matías I. Gaivironsky
Name: Matías I. Gaivironsky
Title: Chief Financial and Administrative Officer